May 15, 2025

Yifan Liang
Chief Financial Officer
Alpha & Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Alpha & Omega Semiconductor Limited
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Form 8-K filed November 25, 2024
           Response dated April 25, 2025
           File No. 001-34717
Dear Yifan Liang:

       We have reviewed your April 25, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 11,
2025 letter.

Response dated April 25, 2025
Form 8-K filed November 25, 2024
Appointment of New Independent Registered Public Accounting Firm

1. We note your response to prior comment 2. It continues to appear that consultations you received from Deloitte, as early as May 2022, related to matters involving the application of accounting principles to specified transactions, pursuant to Item
       304(a)(2)(i) of Regulation S-K. Therefore, please amend your Item 4.01 Form 8-K to provide the disclosures required by Item 304(a)(2)(ii)(A)-(D) of Regulation S-K.
       Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters.
 May 15, 2025
Page 2



               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing